

Mail Stop 5546

December 14, 2006

Via Facsimile (626) 304-2192 and US Mail

Dean A. Scarborough
President and CEO
Avery Dennison Corporation
150 North Orange Grove Boulevard
Pasadena, California

  Re: Avery Dennison Corporation
     Form 10-K for the Fiscal Year Ended December 31, 2005
     Filed March 15, 2006
     File No. 1-7685

Dear Mr. Scarborough:

   We have limited our review of the above filings to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and we will make no further review of the filing. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, unless otherwise directed, we are asking you to provide us with supplemental information so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We note that your website lists addresses and contact information for resellers in Kish Island, Iran and Damascus, Syria. We also note several "Instructional Bulletins" for the durability of certain company products that list, among other countries and U.S. states, Cuba, Iran, North Korea, Syria and Sudan. Each of these countries is identified as a state sponsor of terrorism by the State Department and subject to sanctions administered by the Commerce

Department's Bureau of Industry and Security and the Treasury Department's Office of Foreign Assets Control. We note that the Form 10-K does not contain any information relating to operations in or contacts with any of these countries. Please describe your operations in and contacts with these countries, if any, and discuss their materiality to you in light of their status as state sponsors of terrorism. Please also discuss whether the operations or contacts constitute a material investment risk to your security holders. Your response should describe your current, historical and anticipated operations in and contacts with Cuba, Iran, North Korea, Sudan and Syria, including through subsidiaries, affiliates, reseller offices, agents and other direct and indirect arrangements.

2.   Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with each of the countries individually and in the aggregate. Please address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon your reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. Illinois, Oregon, New Jersey and other states have adopted, and additional states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford University, Dartmouth College, the University of California and other academic institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. Your materiality analysis should address the potential impact of the investor sentiment evidenced by the referenced legislative and university actions directed toward companies with operations associated with Cuba, Iran, North Korea, Sudan and Syria.

3.   Please also address the impact of your regulatory compliance programs, such as programs designed to prevent terrorism funding, which cover operations and contacts associated with these countries, and any internal risk assessment undertaken in connection with business in Iran.

4.   Your qualitative materiality analysis also should address whether, and the extent to which, the governments of the referenced countries, or entities controlled by those governments, receive cash or act as intermediaries in connection with your operations.

5.   Please address the applicability to your Iran-related activities, including any direct or indirect payments to the Iranian government, of Section 5(b) of the Iran Sanction Act of 1996, as modified by the Iran Freedom Support Act on September 30, 2006.

          Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR.

          We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

          In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

          the company is responsible for the adequacy and accuracy of the disclosure in the filing;

          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

          the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

          Please contact James Lopez at (202) 551-3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

                              Sincerely,

                              Cecilia D. Blye, Chief
                              Office of Global Security Risk

cc: Barbara Jacobs
         Assistant Director
         Division of Corporation Finance